Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vvolt, Inc.
2101 SE 6th Ave
Portland, OR 97214
http://vvolt.com

Up to $1,234,999.60 in Common Stock at $2.26
Minimum Target Amount: $14,999.62

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Vvolt, Inc.
Address: 2101 SE 6th Ave, Portland, OR 97214
State of Incorporation: OR
Date Incorporated: June 29, 2020

Terms:

Equity

Offering Minimum: $14,999.62 | 6,637 shares of Common Stock
Offering Maximum: $1,234,999.60 | 546,460 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.26
Minimum Investment Amount (per investor): $226.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Rewards

Early Bronze: Invest $500+ within the first 14 days and receive 2% bonus shares.

Early Silver: Invest $1,000+ within the first 14 days and receive 5% bonus shares

Early Gold: Invest $5,000 within the first 14 days and receive 7% bonus shares + 50% off any ebike (up to $1,495 retail value).

Early Platinum: Invest $10,000+ within the first 14 days and receive 10% bonus shares + any Vvolt ebike model of your choosing (up to $2,999 value).

Early Premium: Invest $25,000+ within the first 14 days and receive 12% bonus shares + Western Spirit White Rim Ebike Tour in Fall 2024 with Kyle

Amount-Based Rewards

Tier 1: Invest $1,000+ and receive a Cloudburst Running Jacket from Showers Pass ($239 retail value).

Tier 2: Invest $5,000+ and receive 2% bonus shares + 50% off any bike (up to $1495 retail value).

Tier 3: Invest $10,000+ and receive 4% bonus shares + any Vvolt ebike model of your choosing (up to $2999 value)

Tier 4: Invest $25,000+ and receive 6% bonus shares + Video Meeting with Kyle Ranson, Founder

Tier 5: Invest $50,000+ and receive 8% bonus shares + Western Spirit White Rim Ebike Tour in Fall 2024 with Kyle Ranson, Founder

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an

immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***The Company will reach out to eligible investors at the end of the offering to obtain personal information that may be required for the facilitation of any non-bonus-share perks.*

The 10% StartEngine Owners' Bonus

Vvolt will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.26 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $226. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Vvolt, Inc. ("Vvolt" or the "Company") is a C-Corp organized under the laws of the state of Oregon that makes small electric vehicles for urban transportation, starting with e-bikes. We focus on design: aesthetics, simplicity, and ease of adoption for any rider. We sell vehicles mainly direct to consumers, and primarily through our e-commerce storefront. We also sell wholesale to select distributors, retailers, and to fleets (rentals, libraries, etc.).

Intellectual Property: The Company has an exclusive license agreement to utilize the patented folding, convertible 3-wheeled scooter design.

Corporate History: Vvolt, Inc. was initially organized as Vvolt, LLC, an Oregon limited liability company on June 29, 2020, and converted to an Oregon corporation on August 31, 2023.

Competitors and Industry

Industry: The micromobility market size was estimated at USD 49.3 Billion in 2021 and has a CAGR of 16.2% during the analysis period of 2022 to 2030.*

We're at the dawn of a shift in how people move around urban environments: and we expect electric micromobility will not only grow in adoption over the next decade, it will reshape our communities. The zeitgeist is shifting away from the hegemony of cars due to global warming and expense. Additionally, increasing government and corporate subsidization is catalyzing adoption.

**Source: https://www.acumenresearchandconsulting.com/micromobility-market#:~:text=The%20market%20size%20of%20micromobility%20was%20USD%2049.3%20Billion%20in%202021.*

Competition: The Company has several major competitors in the micromobility market. Some of the top competitors in our industry include: Trek, Rad Power, Razor, and Pride Mobility. Unlike the major ebike and bike brands, we take a user-focused approach product design, development, customer service, marketing, and fulfillment. It's part of every aspect of our company and core to who we are and what we do. We're also approaching the entirety of the market: we're a transportation company, not an ebike company or a scooter company. We're identifying the most critical and underserved problems in transportation; while we're currently focused on hardware, we're also looking at software and soft goods. We're also intentionally cultivating brand love and trust because it's more defensible.

Current Stage and Roadmap

Current Stage: The Company's ebikes are currently on the market and generating sales.

Vvolt has 3 current models of ebike on the market. All Vvolt ebikes are belt-driven (no chains). The first models were available for purchase in 2021. One model has been retired and replaced (Proxima by Centauri). The current available models are:

Alpha (available in two frame formats: step over and step through): our value model with a rear hub motor.

Centauri (available in two frame formats: step over and step through): a versitile model with a mid drive motor.

Sirius: Also a mid drive model, but with a suspension fork.

These current models will carry forward into 2024 with updates in order to remain competitive in the

marketplace.

Future Roadmap: We are focused on expanding into the rider-owned scooter market. We anticipate launching our lightweight e-scooter program with a configurable 3-wheeled product designed to appeal to riders from youth to old age.

Utility Series: ebikes designed around transporting cargo with 3 potential models. The first model is currently in production, and arriving in November. Our Utility Series bikes feature a smaller front wheel and larger rear wheel to distribute cargo load more efficiently. Like all Vvolt ebikes, the upcoming Utility Series bikes are also belt-driven. See below for our anticipated models and features:

Slice Lite: rear hub motor, integrated lighting, optional integrated front basket. Shipping November 2023.

Slice DLX: mid-drive motor, integrated lighting, optional integrated front basket. Expected availability in 2024.

PIE: long tail with mid-drive motor. Expected availability in 2024.

The lightweight scooter program is currently in the prototyping phase (the most recent arrived in October), with plans to build and release it in 2024. We anticipate that it will include at least 1 additional product in the scooter category.

The Team

Officers and Directors

Name: Christopher Kyle Ranson

Christopher Kyle Ranson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO & Director
  Dates of Service: June, 2020 - Present
  Responsibilities: Kyle is Founder and CEO of Vvolt. Kyle does not currently receive a salary from Vvolt, but holds 83% equity in the Company. Kyle spends 90% of his time working for Vvolt. Christoper will only take a base salary once the business is on track to achieve or exceed its 2024 board-approved financial plans.

Other business experience in the past three years:

- **Employer:** Showers Pass
  Title: CEO
  Dates of Service: April, 2013 - Present
  Responsibilities: Kyle is CEO of Showers Pass. Kyle spends 10% of his time working for Showers Pass.

Name: Sarah Jean Charniak

Sarah Jean Charniak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  Dates of Service: December, 2020 - Present
  Responsibilities: Head of marketing, e-commerce, and general organization of projects and data. Sara receives an annual salary of $100,000 from Vvolt.

Other business experience in the past three years:

- **Employer:** Sock It to Me
  Title: Head of Marketing
  Dates of Service: May, 2014 - November, 2020
  Responsibilities: I ran the marketing and DTC side of the business.

Name: Simon Nicholas Williams

Simon Nicholas Williams's current primary role is with SWPC LLC. Simon Nicholas Williams currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June, 2020 - Present
  Responsibilities: Simon is a board member for Vvolt. Simon holds 2% equity in Vvolt.

Other business experience in the past three years:

- **Employer:** SWPC LLC
  Title: CEO
  Dates of Service: January, 2010 - Present
  Responsibilities: Founder and principle at a medical device consulting and manufacturing company

Name: Jeremy David Rider

Jeremy David Rider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** National Sales Manager
  Dates of Service: December, 2020 - Present
  Responsibilities: Jeremy is National Sales Manager for Vvolt.

Other business experience in the past three years:

- **Employer:** Showers Pass
  Title: National Sales Manager
  Dates of Service: June, 2016 - Present
  Responsibilities: Responsible for working with key retail partners like: REI, Backcountry, Moosejaw, Public Lands, L.L. Bean, etc. building out seasonal assortments of outdoor apparel and accessories.

Name: Daniel Whittaker Shaw

Daniel Whittaker Shaw's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Operations Manager
  Dates of Service: March, 2021 - Present
  Responsibilities: Dan focues on keeping operations running smoothly. This includes inventory and purchasing, bookkeeping, and oversight of our customer service and tech support teams. Dan receives an annual salary of $65,000 from Vvolt.

Name: Nicolas Michael Wood

Nicolas Michael Wood's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: February, 2021 - Present
  Responsibilities: Overseeing and directing product development and marketing programs. Nicolas currently receives an annual salary of $70,000.

Other business experience in the past three years:

- **Employer:** Communications
  Title: Senior Account Executive
  Dates of Service: May, 2018 - January, 2021
  Responsibilities: Agency Account Representative, Supporting Client Marketing Programs

Name: Steven Robert Erickson

Steven Robert Erickson's current primary role is with Showers Pass Inc.. Steven Robert Erickson currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June, 2021 - Present
  Responsibilities: Steven is on the Board of Directors of Vvolt.

Other business experience in the past three years:

- **Employer:** Showers Pass Inc.

Title: Partner
Dates of Service: December, 2012 - Present
Responsibilities: Business partner, consultant and new business development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the Common Stock you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Common Stock you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and

negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products

have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
The Company was formed on June 29th, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vvolt has incurred a net loss whilst generating over $2,000,000 in revenues since its inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays

or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Section 301 Tariffs
Section 301 tariffs first began affecting the market in 2018. The industry successfully obtained temporary relief through the U.S. Trade Representative’s (USTR) exclusion process and achieved several subsequent extensions of those exclusions. It is not a foregone conclusion that the tariff exclusions will continue. If the 301 tariffs were to come into full force, it could cause margin pressure and supply chain disruption.

Governmental Regulation
There is speculation about additional governmental regulation on vehicles in the micromobility space. With a developing portfolio in multiple micromobility segments, Vvolt is more exposed to governmental action than competitors only serving a single market segment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher Kyle Ranson	4,150,000	Common Stock	83.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 546,460 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,750,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 750,000 shares to be issued pursuant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

In addition to the aforementioned capital structure and this current Regulation Crowd Funding Round, Vvolt or The Company, is also engaged in a larger, ongoing effort, to raise an institutional round of capital at or near $10M USD to further expedite our growth trajectory and operational needs for the next 3-4 years. Hence, anyone participating in this Reg CF round should understand that their ownership percentage will be diluted upon the completion of the $10M round and any subsequent institutional rounds.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Issuance of founders shares as part of the conversion from an LLC to a C-Corp
  Date: August 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The year ended December 31, 2022, compared to the year ended December 31, 2021

Revenue

Revenue for the fiscal year 2022 was $1,130,234, up 643% over fiscal year 2021 with revenue of $152,065. This dramatic growth was driven primarily by two factors. Revenue-generating products first shipped in June 2021, representing only seven months of sales in 2021 vs. a full calendar year in 2022. However, this would still be an impressive 445% year-over-year growth on a normalised basis. Marketing for the brand and products kicked into full gear in spring 2022, and a strategic sales relationship was established with Moosejaw, a national outdoor retailer owned by Dicks sporting goods.

Cost of sales

The cost of sales in 2022 was $798,349, an increase of approximately $700,000 from costs of $98,958 in fiscal year 2021. The increase was primarily due to the increase in volume year over year, in addition to a significant increase in inbound freight costs.

Gross margins

2022 gross profit increased by $200,776 over 2021, in line with the year-over-year revenue growth. Gross margins for 2022 of 29.36% were in line with expectations, given the tenfold increase in inbound freight costs and the strategic decision to maintain retail pricing.

Expenses

The Company's expenses include compensation and benefits, marketing and sales costs, fees for professional services, and research and development expenses. Expenses in 2022 increased by $538,000 from 2021. A significant portion of this increase was focused on marketing spending; approximately $250,000 was due to hiring five employees in 2022: One in sales, two in marketing and two in operations/customer support; this increased compensation and benefits costs. Interest rate increases on loans also contributed to the year-over-year increased expenses.

Historical results and cash flows:

The Company is currently in the growth stage, revenue-generating, with the next generation of products in

development. The historical cash flow trajectory reasonably indicates the revenue and cash flows expected for the future. We are planning for revenue growth to continue with the current momentum. The increase comes from continued penetration of our existing line of products and the introduction of our new utility line launched in September, with shipping planned in 4th Q 2023. Past cash was generated through a combination of cash from sales, equity investments by the founder, an SBA loan and a loan from a related business. Our goal is to be cash flow positive by Q4 2024. Whilst this is the goal, several factors could negatively impact this goal. If we cannot raise the required funds to drive the needed growth. If revenue growth is impacted by other factors, like product launch delays, a significant downturn in the US economy and or other market-related issues.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2023, the Company has capital resources in the amount of $106,000 cash on hand, a $1,600,000 SBA loan through Washington Trust Bank, capital contributions of $600,911 from shareholders, and $600,000 in loans from a related business.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are critical to the company's continued growth.

These funds are required to support the final development and production of our next generation of products.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary for the company's continued rapid growth. Of our Company's total funds, 30% will be made up of funds from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Suppose the Company raises the minimum offering amount. In that case, the Company will be able to operate for nine months, based on a monthly burn rate of $65,000 for expenses related to salaries, operations, inventory, and debt servicing in the amount of $123,604.59.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for eighteen months. We anticipate expenses related to salaries, contractors, utilities, shipping, marketing, warehousing, loan servicing, insurance, travel, maintenance, and professional services would increase in line with the raise, but the monthly burn rate would still remain around $65,000, giving a solid runway.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has contemplated additional future sources of capital, including an ongoing campaign to raise up to an additional ten million from institutional investors and family offices.

Indebtedness

- **Creditor:** Washington Trust Bank
  Amount Owed: $1,513,918.00
  Interest Rate: 5.25%
  Maturity Date: June 18, 2031
  A long-term loan payable for the purchase of inventory and fund working capital was obtained in June of 2021. The note is secured by a personal guarantee by Christopher Kyle Ranson, commercial property owned by SREK, LLC and primary residence of Mr. Ranson. The outstanding principal balance is due June 18, 2031. The interest rate charged on December 31, 2022 was 5.25%

- **Creditor:** Showers Pass Clothing, Inc
  Amount Owed: $230,049.00
  Interest Rate: 5.25%
  A loan has been made by the related party to the Company to help cover the cost of purchasing inventory. The debt is unsecured. The outstanding principal balance is due on demand. The interest rate

charged on December 31, 2022 was 0.00%. Interest will be added in 2023 at a rate of 5.25%

Related Party Transactions

- **Name of Entity:** Showers Pass Clothing, Inc
  Names of 20% owners: Kyle Ranson 65%; Steve Erickson 33%
  Relationship to Company: Christopher Kyle Ranson is Showers Pass' CEO
  Nature / amount of interest in the transaction: The total amount outstanding is $230,049.
  Material Terms: A loan has been made by the related party to the Company to help cover the cost of purchasing inventory. The debt is unsecured. The outstanding principal balance is due on demand. The interest rate charged on December 31, 2022 was 0.00%. Interest will be added in 2023 at a rate of 5.25%

Valuation

Pre-Money Valuation: $12,995,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed any shares reserved for issuance under a stock plan are issued. The Company only has one class of security authorized and outstanding.

The Company has set its pre-money valuation at $12,995,000.00 for this funding round.

Rationale:

Collectively, the Company looked at recent capital transactions, and comparable funding rounds to ascertain what would be a fair and realistic valuation for our SE round. Unsurprisingly, we found that the data, when available, particularly in the early stages of a company's capital lifecycle, was inconsistent across the industries, and has fluctuated significantly over the last few years. Particularly challenging was that the vast majority of companies in our comparable sector had and continue to have negative EBITDAs, which is not uncommon given that they are all manufacturing companies. Then, revenue multiples varied widely across the segments with some companies being in the 4-6X range (M&A) and others being in the 15-20X range (Transportation FundRaising), along with everything in between. Moreover, and in our estimation, most importantly, Vvolt can be classified/grouped into a number of different industries: they are at the same time a manufacturing company, a transportation company, an e-bike company, an e-scooter company, and a micro-mobility company.

Conclusion:

Based upon the aforementioned data, the comparable company metrics, Vvolt's unique industry positioning, and value proposition, the Company is comfortable with a ~$13M pre-money valuation. Further, we believe this is appropriately conservative for the StartEngine Round; using an 11.81X Revenue Multiplier on the $1.1M achieved in 2022. Given the range of 6x to 20x that we have seen, the Company believes its 11.81 multiplier is justified, as well as its pre-money valuation.

Comparable Companies:

Overarching Rationale: The following list of comparable companies is a mixture of both e-bikes and e-scooters and we chose them as comps because they most closely resemble Vvolt's mixture of offerings. In addition, we also selected them because we were able to ascertain their operational metrics at a similar point in time to where we currently stand in our growth trajectory. These companies assisted us in determining our pre-money valuation, but we are not using the list of companies as a justification in and of itself.

1. Mate.Bike: E-Bike company that launched in 2016 and subsequently conducted both a crowdfunding round on IndieGogo in 2016 and 2018 and then a seed round in 2020. They are folding commuter bikes for city users.

2. Velotric: E-Bike company that offers an array of options for commuters, fitness enthusiasts, and new to the road cyclists. They have built their offerings to compete at the lower price point segments of the e-bike market.

3. Dat Bikes: Both an E-Bike company and an E-Motorcycle Company based out of Vietnam and operating all over the world. We chose them as a comparable company because they are more of a diversified company playing in dramatically different segments of the E-mobility space. In addition, they are also a relatively new entrant into the market that is growing quickly with the infusion of capital

4. Cowboy Bikes: E-Bike company that has designed their one offering, with variations, for the higher end of the e-bike market's price point. Their bikes are well designed and they're also focused on reducing the carbon footprint associated with both traditional bikes and the overwhelming majority of E-bikes.

5. Unagi Scooters: Having launched in 2018, Unagi most closely resembles Vvolt's vision insofar as their portfolio offers scooters for a variety of different users. Whilst their scooters only have two wheels vs. Vvolt's three, their operating philosophy is similar to ours: multiple users across multiple generations.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.62 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development and market testing.

- *Inventory*
  25.0%
  We will use 25% of the funds raised to purchase inventory for the Company's existing and future products, Future product launches are planned for 2024.

- *Company Employment*
  19.0%
  We will use 19% of the funds to hire key personnel for daily operations, including the following roles: Marketing, Engineering, Operations and Customer Service—wages to be commensurate with training, experience and position.

- *Working Capital*
  44.5%
  We will use 44.5% of the funds for working capital to cover expenses for the launch of our utility line of eBikes, the development completion and launch of our mobility scooter, and the ongoing day-to-day operations of the Company.

- *StartEngine Service Fees*
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://vvolt.com (Vvolt.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vvolt

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vvolt, Inc.

[See attached]

VVolt, LLC

Financial Statements
December 31, 2022 and 2021

VVOLT

Independent Accountant's Review Report

To the Shareholders
VVolt, LLC
Portland, Oregon

I have reviewed the accompanying financial statements of VVolt, LLC (a corporation), which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of income and members capital accounts and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of VVolt, LLC and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Kevin J Sundberg CPA, LLC
Lake Oswego, OR
September 12, 2023

VVolt, LLC
Balance Sheets
As of December 31, 2022 and 2021
See Independent Accountant's Review Report

ASSETS		2022		2021
Current Assets				
Cash	$	83,721	$	84,067
Accounts receivable, net of allowance of $0 (Note 1)		56,718		5,760
Inventory		895,257		643,702
Deposit on Inventory		291,317		489,514
Total Current Assets		1,327,013		1,223,043
Property and Equipment (Note 1)				
Machinery & Equipment		167,789		11,558
Website development		74,739		54,035
Molds		39,200		
Accumulated depreciation		(26,656)		(4,350)
Total Property and Equipment		255,072		61,243
Other Assets				
Intangile assets, net (Note 1)		77,895		49,232
Total Other Assets		77,895		49,232
Total Assets		1,659,980		1,333,518

LIABILITIES AND EQUITY				
Current Liabilities				
Accounts Payable	$	26,919	$	90,040
Accrued payroll and taxes		-		14,254
Due to Related Party (Note 2)		230,049		26,170
Unearned Revenue		119,944		-
Current portion of long-term debt (Note 3)		147,489		166,552
Total Current Liabilities		524,401		297,016
Long-term Liabilities (Note 3)				
Notes payable, less current portion		1,366,429		992,928
Total Long-term Liabilities		1,366,429		992,928
Members Equity Account		(230,850)		43,574
Total Liabilities and Equity		1,659,980		1,333,518

The accompanying notes are an integral part of these financial statements

VVolt, LLC
Statements of Income
As of December 31, 2022 and 2021
See Independent Accountant's Review Report

	2022		2021	
Revenues (Net of Returns)	$ 1,130,234	100%	$ 152,065	100%
Cost of Goods Sold				
Purchases	743,607	65.8%	80,461	7.1%
Supplies and Materials	198	0.0%	-	0.0%
Shipping and duty fees	54,544	4.8%	18,497	1.6%
Total Cost of Goods Sold	798,349	70.6%	98,958	8.8%
Gross Profit	331,885	29.4%	53,107	91.2%
Operating Expenses				
Advertising	262,983	23.3%	77,207	6.8%
Bank Charges and CC Fees	28,713	2.5%	4,460	0.4%
Contract Labor	51,262	4.5%	-	0.0%
Depreciation (Note 1)	22,306	2.0%	4,350	0.4%
Dues and Subscriptions	3,578	0.3%	2,454	0.2%
Insurance	19,304	1.7%	18,149	1.6%
Legal Fees	13,258	1.2%	488	0.0%
Office Supplies	21,079	1.9%	6,957	0.6%
Payroll Expenses	298,393	26.4%	164,281	14.5%
Product Design	30,526	2.7%	25,159	2.2%
Rent	24,646	2.2%	-	0.0%
Repairs and Maintenance	1,386	0.1%	1,804	0.2%
Shipping	67,124	5.9%	8,545	0.8%
Travel	14,273	1.3%	7,145	0.6%
Utilities	881	0.1%	967	0.1%
Warranty (Note 1)	270	0.0%	-	0.0%
Total Operating Expenses	859,980	76.1%	321,966	28.5%
Net Income from Operations	(528,095)	-46.7%	(268,859)	-176.8%
Other Income				
Other income	54,922	4.9%	100	0.0%
Interest expense	(51,541)	-4.6%	(20,405)	-1.8%
Total Other Expenses	3,381	0.3%	(20,305)	-1.8%
Net Income (Loss) before Taxes	(524,714)	-46.4%	(289,164)	-178.6%
Income Tax Expense (Note 1)	(621)	-0.1%	-	0.0%
Total Comprehensive Income	(525,335)	-46%	(289,164)	-179%

The accompanying notes are an integral part of these financial statements

VVolt, LLC
Statement Changes in Members Capital Accounts
As of December 31, 2022 and 2021
See Independent Accountant's Review Report

	2022	2021
Beginning Members Capital Account	43,574	332,738
Net Income for the Year	(525,335)	(289,164)
Capital Contributed	250,911	0
Capital Withdrawn	0	0
Ending Members Capital Account	(230,850)	43,574

The accompanying notes are an integral part of these financial statements

VVolt, LLC
Statements of Cash Flows
As of December 31, 2022 and 2021
See Independent Accountant's Review Report

	2022	2021
Cash Flow from Operating Activities		
Net income (loss)	$ (525,335)	$ (289,164)
Adjustments to reconcile ner income to net cash provided by operating activities:		
Depreciation	22,306	4,350
(Increase) decrease in:		
Accounts Receivable	(50,958)	(5,760)
Inventory	(251,555)	(635,158)
Prepaid expenses	198,197	(246,548)
Increase (decrease) in:		
Unearned revenue	119,944	-
Accrued liabilities	(14,254)	14,253
Accounts payable	(63,120)	74,330
Net cash provided (used) by operating activities	(564,775)	(1,083,697)
Cash Flows from Investing Activities		
Proceeds from sale of asset	-	-
Purchase of equipment and software	(244,799)	(94,803)
Net cash provided (used) by investing activities	(244,799)	(94,803)
Cash Flows from Financing Activities		
Proceeds from borrowing activity:		
Short-term activity from lines of credit	-	-
Long-term notes	440,520	1,159,480
Short-term related party notes	203,879	26,170
Member Equity Contribution	250,911	-
Payments on liabilities and equity:		
Long-term related party notes	-	-
Long-term notes	(86,082)	
Net cash provided (used) by financing activities	809,228	1,185,650
Net Increase (Decrease) in Cash	(346)	7,150
Beginning Cash	84,067	76,917
Ending Cash	83,721	84,067
Supplemental Disclosures		
Interest paid-other	$ 51,541	$ 20,405
State, local and foreign taxes paid	621	-

The accompanying notes are an integral part of these financial statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of VVolt, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Operations - The Company is an Oregon corporation that designs, develops, and imports electric bicycles in North America. The Company was formed in June of 2020 and is headquartered in Portland, Oregon. The Company has 1 controlling member and 1 primary member who are active in management that own roughly 98% of the business as, well as 1 minority member that make up the other 2%.

Cash and Cash Equivalents - Cash consists of petty cash, checking, savings, and money market accounts. For purposes of the Statement of Cash Flows, the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which at times may exceed federal insured limits. At December 31, 2022 and 2021 the Company's uninsured cash balance was $0.

Basis of Accounting - The Company maintains its records on the accrual basis of accounting in accordance with generally accepted accounting principles (GAAP).

Inventories - Inventories are valued at the lower of cost (first-in, first-out method) or market.

Property and Equipment - Property and equipment are stated at cost and depreciated on the straight-line method over useful lives ranging from 3 to 39 years. Depreciation for the year ended December 31, 2022 and 2021 totaled $22,306 and $4,350 respectively

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expenses as incurred.

Variable Interest Entities - Generally accepted accounting principles require the Company to consolidate any variable interest entity (VIE) in which it both holds a variable interest and of which it is the primary beneficiary. However, there is an exemption to this requirement for a related party leasing arrangement when certain characteristics are met. Beginning in June of 2022 the Company is using space rent free from SREK Properties, LLC (SREK) a related entity through common ownership. This leasing arrangement has met the exemption requirements; therefore, the financial statements of SREK have not been consolidated into the financial statements of the Company.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets - In 2022 and 2021 the company incurred costs to protect the name and other branding issued around the globe. The value of the company name, in the opinion of management, has not been impaired. As such no reserve against the asset has been reported.

	Cost basis for the years ended December 31, 2022 and	2021	Accumulated amortization for the years ended December 31, 2022 and	2021
Company Name Trademarks	$ 77,895	$ 73,354	$ 0	0

Shipping and Handling Costs - The Company classifies freight billed to customers as sales and the related freight costs as cost of sales.

Income Taxes - The Company is taxed as a Partnership and reports income and expense on the accrual basis for tax purposes. Income tax expense is not recorded for the Company, as the income from the Company flows through to the owners and it is taxed on their individual returns rather than on the Partnership return.

The Company files income tax returns in the U.S. federal and state of Oregon jurisdictions. The Company is no longer subject to U.S. federal and state of Oregon tax examinations by tax authorities for years 2020 and before.

Accounts Receivable - Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition. At December 31, 2022 and 2021, accounts receivable past 90 days due totaled $4,209 and $0 respectively. Based on management's evaluation, accounts receivable has a balance in the allowance for doubtful accounts of $0 and $0 for the year ended December 31, 2022 and 2021 respectively.

Advertising - The company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Revenue Recognition – Revenue is recognized when products are shipped to customers.

Accounting Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ.

Warranty – The Company provides a 3 year warranty on the E Bicycles sold. As of December 31, 2022 there has not been enough activity to accurately predict and accrue a warranty liability. As of December 31, 2022 and 2021 total warranty expense was $270 and $0.

NOTE 2 – RELATED PARTY DEBT

	2022	2021
Showers Pass Clothing, Inc- A loan has been made by the related party to the Company to help cover the cost of purchasing inventory. The debt is unsecured. The outstanding principal balance is due on demand. The interest rate charged on December 31, 2022 was 0.00%. Interest will be added in 2023 at a rate of 5.25%	$ 230,049	$ 26,170
	$ 230,049	$ 26,170

NOTE 3 – LONG-TERM DEBT

	2022	2021
Washington Trust Bank - A long term loan payable for the purchase of inventory and fund working capital was obtained in June of 2021. The note is secured by a personal guarantee by Christopher Kyle Ranson, commercial property owned by SREK, LLC and primary residence of Mr. Ranson. The outstanding principal balance is due June 18, 2031 The interest rate charged on December 31, 2022 was 5.25%	$1,513,918	$1,159,480
	$1,513,918	$1,159,480

SUMMARY OF LONG-TERM DEBT

Total future minimum payments of long-term debt including the notes payable to shareholders, related party notes and the revolving line of credit are as follows:

Years ending December 31,	
2023	147,489
2024	155,421
2025	163,780
2026	172,589
2027	181,871
Thereafter	692,768
Total	$ 1,513,918
Current portion	147,489
Long-term portion	1,366,429
	$ 1,513,918

NOTE 4 – RELATED PARTY TRANSACTIONS

Since inception in June of 2020, the Company has used resources from Showers Pass Clothing, Inc (SP). Personnel, office space, utilities, and other resources. The projected value of the use of these resources is $248,517 and will be reimbursed to SP when the resources are available to pay without jeopardizing the financial security of the Company.

NOTE 5 – PENSION AND PROFIT-SHARING PLAN

The Company sponsors a safe harbor 401(k) plan. The Company matches employee contributions dollar for dollar up to 4% of employees' compensation. To be eligible to participate in the plan, employees must be 21 years of age and have worked for the Company for at least 12 months. In 2022, no employees were eligible to participate in the plan. The amount contributed to the 401(k) match for the year ended December 31, 2022 and 2021 was $0 ad $0 respectively.

NOTE 6 – SUBSEQUENT EVENTS

In 2023, the Company is going to liquidate and re-incorporate as a "C" Corporation to facilitate raising capital from investors more easily and to become eligible under the Internal Revenue Code (IRC) Section of the United States to be a Qualified Small Business as defined in IRC 1202. If the requirements of IRC 1202 are met, that could allow investors to be able to potentially sell their shares with a portion of the gain being income tax free.

In August of 2023, the Company is trying to raise capital from outside investors. Startengine.com and Rogue Ventures are engaged to raise capital. From Startengine.com the plan is to raise $300,000 to $900,000 and Rogue Ventures to raise $5,000,000 to $10,000,000. The Startengine.com capital raise will go live in September 2023 and Rogue Ventures are currently shopping for investors.

In 2023, the Company was involved in a name dispute with Volvo due to the similarity of the name. A settlement was reached with $0 in compensation to be paid to Volvo. The Company has agreed not to manufacture vehicles with four wheels. This was deemed an acceptable settlement as the Company plans only to manufacture two and three-wheeled vehicles.

Management has considered the inclusion of subsequent events on this report up until September 12, 2023

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Vvolt is not live or open to the public at this moment.

GET A PIECE OF VVOLT

Building alternative EVs for everyone

Vvolt, Inc. ("Vvolt," or the "Company") is a direct-to-consumer e-micro mobility company. We solve the challenges of urban transportation with award-winning clean tech products.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


VVOLT

$0 Raised

REASONS TO INVEST

- Our innovative, customer-centric approach offers accessible and reliable electric transportation solutions, reducing car dependency and making real-life mobility better for everyone.
- The micromobility sector is growing with a 17% CAGR*, poised to hit $200 billion by 2030*. Vvolt has already made strides in this space, scaling since our late 2021 launch.
- With our direct-to-consumer model, efficient supply chain, and strategic retail partnerships, we believe we're well-prepared for growth.

*Source / *Source

Invest Now
$2.26 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$226	$12.99M

THE PITCH

Pioneering Personal EVs

We have a vision to create a better urban transportation experience for all. At our core, our mission is to disrupt the e-mobility space with innovation, and reduce car dependency by offering accessible electric transportation options. Through our customer-centric approach, from product design to support, we've already built a brand that people trust and love. It's more than just electric bikes and scooters; it's about making real-life mobility better for everyone.


Leading the electric micromobility revolution
We're on a mission to make small EVs appealing to everyone
VVOLT

THE PROBLEM & OUR SOLUTION

Electric Vehicles Built for Everyone



We believe the current market needs a brand to champion all forms of electric micromobility. We're building affordable, simple and reliable options, serving the small EV space in its entirety. As the world shifts towards electric mobility, people face a wide array of transportation needs – from last-mile transit to cargo, all with varying capabilities and preferences. But the market is fragmented: there is no single brand focused on affordability, simplicity, and reliability, leaving the micro-mobility space underdeveloped and unfulfilled. People want simple vehicles and connection to a brand, and that's what we provide.


02:27


More than just electric bikes and scooters.
It's about making real-life mobility better for everyone.

At Vvolt, we feel we're leading a transportation revolution with our direct-to-consumer model, pipeline of product development, efficient supply chain, and strategic retail partnerships like Moosejaw (acquired by Dicks Sporting Goods earlier this year).

Our innovative products in development include uniquely designed personal utility vehicles, in two and three wheel forms. We secured a license for a patented mobility scooter in the prototyping phase, which we believe has the power to transform millions of lives for seniors. We've been blown away by the reception of our utility pedal assist concepts and new products, including our award-winning Slice DLX and newly released Slice Lite.

We believe we're prepared for growth, especially with anticipated government subsidies on the horizon. Volt is deepening supply chain relationships in order to build a brand that rapidly responds to the needs of the market. Our sleek belt-driven ebikes are just the beginning as we're expanding into multiple vehicle formats. Our multichannel approach allows us to meet people where they shop. We prioritize service across every channel: consumer direct, online marketplace and retail.


Business Model
ecommerce
vvolt.com
Showroom
HQ
DTC Retail
Moosejaw
Select Dealers
Fleet
Wholesale

THE MARKET & OUR TRACTION

Leading The Charge in Urban Mobility

The ebike market in North America showcases an impressive 11% compound annual growth rate (CAGR) (Source) and is expected to reach $7 billion by 2030 (Source). However, the micromobility sector outshines it with a remarkable 17% CAGR, on track to surpass $200 billion by 2030 (Source). Vvolt is strategically positioning itself at the forefront of this urban mobility revolution, offering affordable, practical, and reliable ebikes precisely when the market demands them. Since our late 2021 product launch, Vvolt has experienced growth, penetrating every US state and major city via our primary DTC channel. We've garnered stellar reviews and media coverage from outlets like The Next Web, New Atlas, Men's Journal, and Bike Rumor, while growing our social following by an impressive 870% YoY since August 2022. Notably, we generated more than $1M in revenue in 2022, thanks to the successful launch of our Stellar Series ebikes. Led by CEO Kyle Ranson, who brings two decades of high-tech and entrepreneurial experience to the table, Vvolt is not just keeping pace with change; we believe we're driving it forward. With the micromobility market set to replace 106 million US residents' autos in the next 5 years (Source), we feel our forward-thinking strategy and dedication to quality make us an exceptional investment opportunity in this evolving and exciting landscape.


2023
2027
2030
eBike
11% CAGR
All Micro EV
17% CAGR
2030
$65B
North American Micro EV Market
39%
of 18 year olds don't drive
Gen Z
55%
are driving less
Millenials
78%
don't drive daily
Boomers

We're happy to report concept viability via our customer survey, with 85% emphasizing ease of assembly, 92% praising their sales experience, 94% highly satisfied with our customer service, and 60% replacing auto trips with their Vvolt.


94% are highly satisfied with customer service
92% rated their sales experience easy and positive
85% chose us because ease of assembly was important
60% choose to replace their auto trips with their Vvolt

Figures based on results of the Company's customer survey

WHY INVEST

Make EV Adoption Easy and Accessible


Invest today
Join us as we shape the future of electric mobility.

Investing in Vvolt means contributing to the future of electric mobility. Your funds will support strategic initiatives, customer-centric product development, and team building. We feel we're sitting at the forefront of the EV adoption curve, proud to be offering accessible and affordable solutions for those that need them. Beyond our current success, we're anticipating an expansion into new markets, including rider-owned scooters, with lightweight, versatile options suitable for all ages.

Invest in Vvolt and be a part of shaping the future of personal transportation!

ABOUT

HEADQUARTERS
2101 SE 6th Ave
Portland, OR 97214

WEBSITE
View Site

Vvolt, Inc. ("Vvolt," or the "Company") is a direct-to-consumer e-micro mobility company. We solve the challenges of urban transportation with award-winning clean tech products.

TEAM



Christopher Kyle Ranson
Founder, CEO & Director

A consummate problem solver and team builder. Vvolt CEO, founder and majority owner June 2020 - present. Showers Pass, CEO and majority owner October 2008 – present. Infocus Corp, April 2003 – May 2007. President and CEO August 2004 – May 2007. Executive VP sales, marketing and operations April 2003 – August 2004. Compaq & HP, 1987 - 2003. VP leadership positions, 1996 – 2003. Director-level management, sales, marketing and operations 1992 – 1996. General management, sales and marketing 1987 - 1992. Affiliations and Boards: Board member National MS Society OR chapter; Board member Community Vision OR; Guest lecturer at the University of OR.



Sarah Jean Charniak
CMO

Past experience managing a DTC ecomm brand's growth from $5-25M, plus owning a web design agency prepared Charniak to become CMO of Vvolt. From our inception her guidance has been instrumental in forging brand identity. Her commitment to fulfilling customer-centric brand values guides daily decision making, supported by deep experience in ecomm and digital marketing.



Nicolas Michael Wood
Vice President

Through a 20-year career in the cycling industry, Wood managed multimillion-dollar retail chains, built client brand awareness as a PR account executive, and managed cycling brand collaborations with Audi and LVMH. His expertise lies along the axis of product lifecycle; from development to full-funnel marketing.
At Vvolt, Wood oversees and directs product development and marketing.



Daniel Whittaker Shaw
Operations Manager

Originally a math educator, Shaw's clarity of focus and passion for concise communication empowered his multifunctional role at Islabikes USA, following which he served as Manager for noted nonprofit Community Cycling Center. Shaw leads Vvolt operations spanning sourcing, workshop, customer support and bookkeeping.



Alex Xu
Design Director

Former UofO design professor Xu studied at the Beijing Institute of Fashion Technology and earned his Master's at the University of Cincinnati. His work consulting for P&G, Samsung, Kroger, Bayer, LEGO, and Columbia has given him insight into the intricacies of global sourcing, complementing his expertise guiding the Vvolt design program.



Jeremy David Rider
National Sales Manager

Seasoned sales/public relations professional with a proven track record of growing sales, identifying new business opportunities, and successful at negotiating contracts and closing deals with major retailers. Experienced in both director and managerial roles in the lifestyle, apparel, and sports industries including sales, key account activation, product development, digital and social media strategies, and working with professional athletes.



Steven Robert Erickson
Director

Internationally Minded Business Visionary and Strategist. Positioning and sharpening companies to drive growth.

Steven Robert Erickson works, on average. 2 hours per week for Vvolt.



Simon Nicholas Williams
Board Member

Experienced company executive with global manufacturing operations and sales experience

Simon Nicholas Williams works, on average. 2 hours per week for Vvolt.

TERMS

Vvolt

Overview

PRICE PER SHARE
$2.26

VALUATION
$12.99M

DEADLINE
Jan 30, 2024

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$226

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.60

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
6,637

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
546,460

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Voting Rights of Securities Sold in this Offering*

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Rewards

Early Bronze: Invest $500+ within the first 14 days and receive 2% bonus shares.

Early Silver: Invest $1,000+ within the first 14 days and receive 5% bonus shares

Early Gold: Invest $5,000 within the first 14 days and receive 7% bonus shares + 50% off any ebike (up to $1,495 retail value).

Early Platinum: Invest $10,000+ within the first 14 days and receive 10% bonus shares + any Vvolt ebike model of your choosing (up to $2,999 value).

Early Premium: Invest $25,000+ within the first 14 days and receive 12% bonus shares + Western Spirit White Rim Ebike Tour in Fall 2024 with Kyle

Amount-Based Rewards

Tier 1: Invest $1,000+ and receive a Cloudburst Running Jacket from Showers Pass ($239 retail value).

Tier 2: Invest $5,000+ and receive 2% bonus shares + 50% off any bike (up to $1495 retail value).

Tier 3: Invest $10,000+ and receive 4% bonus shares + any Vvolt ebike model of your choosing (up to $2999 value)

Tier 4: Invest $25,000+ and receive 6% bonus shares + Video Meeting with Kyle Ranson, Founder

Tier 5: Invest $50,000+ and receive 8% bonus shares + Western Spirit White Rim Ebike Tour in Fall 2024 with Kyle Ranson, Founder

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***The Company will reach out to eligible investors at the end of the offering to obtain personal information that may be required for the facilitation of any non-bonus-share perks.*

The 10% StartEngine Owners' Bonus

Vvolt will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.26 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $226. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

New Atlas

Utility Series Ebikes Designed to Give the Family Car the Day Off

View Article

The Next Web

Vvolt Sirius review: This low-maintenance ebike is like riding on a cloud

View Article

Men's Journal

The Coolest Pieces of Gear We Tested This Week

View Article

Bike Rumor

"These bikes look very good, especially when you consider the starting price."

View Article

Electric Bike Report

Vvolt Proxima Review

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Vvolt.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video:

Transportation needs critical change and people, people are ready for it. 106 million US residents are going to switch from autos to e-mobility in the next 5 years.

The electric transition - it's inevitable.

We believe making that transition easy increases adoption and increases market share. Vvolt makes it easy to go electric. Hi, I'm Kyle Ransom, founder of Vvolt. How did we get here?

I was really frustrated watching the US market struggle with adopting e-bikes and other EV products. And I found myself complaining to everybody that would listen. And finally I said to myself, "Kyle, do something about it". My background is all from the high-tech sector. I was one of the early employees of Compaq computers in the 80s. We we're actually the fastest-growing company in US history.

EVs are more than just electric cars. Micromobility is growing at 17% a year. 65 Billion here in the US by 2030. We started off with this stellar series of standard line of e-bikes, which has received amazing traction in the marketplace. We're in the process of developing a whole new line of e-mobility products, qith patented designs, driven by consumer insight to solve far more transportation problems into the future.

There is a reason why our customers say "I love my Vvolt!". Because we're easy to love by design. Sure, we're building the easiest, cleantech to replace cars, but more importantly, we're building a brand.

We're already proving that making it affordable and easy to buy an EV gets you traction. In our very first year of operation, we did over 1.1 million in sales. And that momentum looks like it's continuing. We utilize a lean direct-to-consumer model with key partnerships with distributors in order to extend our brand reach. We have a very strong emphasis in customer service.

We've assembled a close-knit team of experience in tech, e-commerce, product design, and personal transportation.

We believe we've got traction. There are Vvolts on the street all over the US and there are more every day.

When you invest in Vvolt, you're not just investing in an alternative transportation brand, although that's a good reason to invest, you're also investing in a wavemaker, in a movement that's going to change how people move through their environments. We want you to come along for the ride. Together we can make a difference.

Campaign Video:

We are Vvolt. We're a transportation-focused electric mobility company. We started with E-bikes, but we're not just an e-bike company. We wanna make it easier for everyone to get around.

MS began to increasingly affect my walking. So what I realized was if I just had a scooter that could get me the longer distances, I could do things that I wanted to be able to do with my grandchildren for instance.

Without portability, existing mobility solutions aren't really solutions. Expensive, heavy, unattractive, and impractical. They don't grant the freedom that people with limited mobility deserve.

At Vvolt, we're refining prototypes for a unique utility scooter. Imagine a vehicle that is more approachable for all ages, more affordable for more people. Imagine a vehicle that's light enough and foldable to fit in the trunk of a small car. Imagine a vehicle that could be used by the whole family, from grandparents to grandkids. Imagine a vehicle that transforms to meet your needs as they evolve. You don't need to imagine because we've created it. It's real.

There isn't anything quite like this out there.

We put ourselves on our users path. By focusing on them, we'll meet our promise of making it easier for everyone to get around. We've applied this user-centric approach from the start and it's been integral to our success. Our design process maximizes versatility, value, and visual appeal because everyone deserves the freedom to get around on their terms.

The difference a device like this has made and can make in my life and anybody else's life is just huge.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

Dear ______

As you may know, we launched Vvolt, an eMobility brand, right before the onset of COVID-19 — interesting timing in hindsight. I'm excited to tell you more about Vvolt and why we're enthusiastic about our mission to enhance transportation options across the USA.

The United States is at a pivotal moment in transportation as we shift away from traditional gas-powered automobiles. Vvolt is fully committed to creating clean, micro-electric vehicles to accelerate this transformation. We've begun with ebikes and are actively exploring innovative new form factors.

I'm particularly thrilled about our patented lightweight, folding, 3-wheeled scooter. It offers a unique level of accessibility for both able-bodied individuals and those with limited mobility. We're also in the process of developing a genuinely innovative new e-cargo line. You can check out the images of these new products at invest.vvolt.com. They're as impressive as they sound.

Our track record speaks for itself. In our first year of sales, we achieved $1.1 million in top-line revenue; now, in our second year, we are tracking a year-over-year growth of 20%. Our riders have given us great reviews, and the media coverage has been extremely positive. We've also assembled an incredible team of talented individuals who are actively executing our vision.

We're gearing up to launch an equity campaign this fall to raise working capital for accelerated growth in 2024. By participating in this campaign, you'll have the opportunity to own equity in our company, becoming a part of our journey, growth, and success. I'll be in touch soon with the next steps, or feel free to reach out to me at kyle@vvolt.com if you have ideas or input.

Lastly, I want to emphasize that Vvolt's mission extends beyond vehicles. We're dedicated to advocating for structural changes in transportation, aiming to improve on-street infrastructure, expand electrification subsidies for all small EVs, offer support to nonprofit and municipal fleet operators, and collaborate with lenders to develop low-cost financing options for ebikes and other vehicles.

Here are some additional highlights to consider:

- Your investment will directly contribute to our growth and expansion efforts.
- 39% of 18-year-olds don't drive, and 78% of boomers don't drive daily, highlighting the critical need for transportation change.
- The North American micro-mobility market, covering everything from ebikes to scooters and delivery trikes, is growing at 17% annually and is projected to reach $67 billion by 2030.
- The North American ebike market is growing at 11% annually and is projected to reach $7 billion by 2030.

You can pre-register any interest here at invest.vvolt.com, and we'll let you know about the next steps.

Thank you for your time and consideration. We're excited about the future of Vvolt and hope you'll join us on this transformative journey.

Warm Regards,

Kyle - Founder, Vvolt

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

V VOLT



Rendering of products. The image is a computer-generated demo version Products are currently under development.

Disclaimer

» *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*

Transportation needs critical change.

And people are ready for it.

» Small EVs are becoming increasingly popular, **but**:

» There is no leading EV brand that offers different transportation choices for personal and family use.



39%
of 18 year olds
don't drive

Gen Z

55%
are driving less

Millenials

78%
don't drive daily

Boomers

Everyone needs to get somewhere.

65% of people's trips are under 5 miles, making it easy for small EVs to replace autos.

We build small EVs that make going electric easy for everyone.



» Products are half of the solution. The other half is a reliable, values-focused brand that people love.

» When you make it **easy** to change, people are **more likely** to make a change.


V VOLT

Rendering of products. The image is a computer-generated demo version Products are currently under development.

Hi, we’re Vvolt.

- »We’re solving the challenges of urban transportation with award-winning clean tech products.
- »We’re 100% customer focused. (Some might say obsessed.)



We’re at the dawn of a transportation revolution.

EVs are not just electric cars: the market is much bigger.

- We estimate 106 million[1] US residents will replace an auto with e-mobility within 5 years.
- The North American ebike CAGR is 11%, expected to reach 7B by 2030. However, the *micromobility* CAGR is 17%, expected to reach 65B by 2030[2].

1. 2020 Census data combined with McKinsey study on e-adoption (https://www.mckinsey.com/industries/automotive-and- assembly/our-insights/why-micromobility-is-here-to-stay)
2. Statistics courtesy of Data Bridge Market Research & Precedence Research; https://www.globenewswire.com/en/news-release/2023/04/17/2648186/28124/en/Global-2-39-Billion-Electric-Cargo-Bikes-Market-to-2032-Market- to-Grow-at-a-CAGR-of-32-78.html



Rendering of products. The image is a computer-generated demo version Products are currently under development.

North American Micro EV Market


All Micro EV
17% CAGR
eBike 11% CAGR
2023
2027
2030

2030

$65B

We’ve got traction.

And people love us.

94% are ***HIGHLY*** **satisfied with customer service**

92% **rated their sales experience** ***EASY*** **& positive**

85% **chose us because** ***EASE*** **of assembly was important**



this company is amazing.
The bike is great. Rides
well and is fun. But Vvolt is
Good grief, this b
clean, quiet, and du
This model is lighter t
geared models, maki
easier for stairs and s
Sometimes the most
Vvolt made it sup
smooth. There i
warranty and if
any issues with
the team will ha
solution. I enjoy
I love my Alpha! It was
easy to put together
power assist is sm
is bike is a joy. After
one week on it I was able

4.75 Average Rating

Figures based on results of the Company's customer survey

Press loves us, too.

“*The Vvolt Alpha S is* ***the perfect bike*** *for someone who wants a simple, no-frills commuter bike with the extra assistance a motor can offer.*”

Femme Cyclist

“*I'll cut right to the chase with this Vvolt Proxima review:* ***Buy this e-bike.***”

ELECTRIC BIKE REPORT

Rated 'Coolest Gear of The Week' by

MEN'S JOURNAL

Accolades found in

TNW THE NEXT WEB

BIKEXCHANGE

BIKERUMOR!

EBIKE escape

*1.*These testimonials may not be representative of the experiences of other customers and are not a guarantee of future performance or success.*

Our difference makes a difference.

» Customer centricity is at our core.

» We're building to demand, not to forecast.

» We know innovative products alone don't create defensibility: brand does.


Efficient Production & Distribution
Building an Affinity Brand
Informed by Consumer Data

We meet people where they shop.

ecommerce
Vvolt.com

Showroom
HQ

DTC Retail

Moosejaw

Select
Dealers

Fleet

Wholesale

On our team, experience meets enthusiasm.

Experience at the helm.



Kyle Ranson
Founder /CEO
Extensive experience in high tech sector working for Compaq and HP in various senior management positions. Former CEO of InFocus. Avid cyclist, 15 years growing Showers Pass.



Jeremy Rider
Sales Director
20 years sales leadership lifestyle, apparel, and sports industries



Dan Shaw
Operations Director
7 years leading customer service and operations teams cycling and nonprofit industry



Alex Xu
Design Director
4 years design leadership healthcare & consumer electronics industries



Nick Wood
Program Director
15 years marketing leadership cycling industry



SJ Charniak
CMO
15 years marketing leadership ecommerce

We’re true believers.

» We're more than designers, ecommerce experts, savvy technicians and seasoned marketers. We’re passionate about building a future powered by electric micromobility. This passion powers our efforts, because we know that our success as a brand helps our transition to a more sustainable, livable future.


Portland

It’s so much more than ebikes.

The easiest ebikes and beyond.

- We started with the Stellar Series of low maintenance belt-driven electric bikes.
- We're introducing consumer-insight driven, award-winning, patented products to solve more transportation problems.



Like our disruptive, 3-wheel, convertible, foldable, patented scooter.



- »One solution for multiple life stages.
- »It folds. It's lightweight. It converts from sitting to standing.
- »It makes getting around easier for more people.





Rendering of products. The image is a computer-generated demo version Products are currently under development.

And our award-winning utility line.

» Tackling more transportation problems, making it easier for more people to get moving.







Rendering of products. The image is a computer-generated demo version Products are currently under development.

A future of innovation.

» We're developing a global network of innovators, designers and engineers who are also passionate about moving to a sustainable transportation future.



Rendering of products. The image is a computer-generated demo version Products are currently under development.


V VOLT

Come along for the ride.

- When you reserve your investment interest in Vvolt, you're not just supporting micromobility products. You’re supporting a brand that's working to accelerate the shift to clean transportation.
- With your help we'll build a more sustainable, equitable future for human mobility.

Rendering of products. The image is a computer-generated demo version Products are currently under development.

Disclaimer

» *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*